UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                 Meditech Pharmaceuticals, Inc.
 --------------------------------------------------------------
                        (Name of Issuer)


                 Common Stock, $0.001 par value
 --------------------------------------------------------------
                 (Title of Class of Securities)

                            584913107
                       ------------------
                         (CUSIP Number)


                         Gerald N. Kern
               c/o Meditech Pharmaceuticals, Inc.
                10105 E. Via Linda, #103, PMB-382
                      Scottsdale, AZ 85258
                         (480) 614-2874
 --------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         with copies to

                      Ronald L. Brown, Esq.
                        Andrews Kurth LLP
                  1717 Main Street, Suite 3700
                      Dallas, Texas  75201
                         (214) 659-4469


                        October 22, 2004
                       -------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 584913107                   13D             Page 2 of 8

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gerald N. Kern
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                   (A)  [ X ]
     MEMBER OF A GROUP*                               (b)  [   ]
----------------------------------------------------------------

(3)  SEC USE ONLY
----------------------------------------------------------------

(4)  SOURCE OF FUNDS                                          PF
----------------------------------------------------------------

(5)  CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                    [   ]
----------------------------------------------------------------

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------
NUMBER OF SHARES

   BENEFICIALLY          (7)  SOLE VOTING POWER
                              32,060,000 [FN-1]
----------------------------------------------------------------
 OWNED BY EACH           (8)  SHARED VOTING POWER
                              206,756,794
----------------------------------------------------------------
REPORTING PERSON         (9)  SOLE DISPOSITIVE POWER
                              32,060,000
----------------------------------------------------------------
      WITH:             (10)  SHARED DISPOSITIVE POWER
                              206,756,794
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     238,816,794
----------------------------------------------------------------
(12) Check if the Aggregate Amount in                      [   ]
     Row (11) Excludes Certain Shares*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.2%
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
----------------------------------------------------------------

---------------------
FN-1 Includes 25,550,000 shares of common stock issuable upon exercise of options which are presently exercisable or are exercisable within 60 days of the date hereof.

CUSIP NO. 584913107                   13D             Page 3 of 8

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Petro-Med, Inc.
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                   (A)  [ X ]
     MEMBER OF A GROUP*                               (b)  [   ]
----------------------------------------------------------------

(3)  SEC USE ONLY
----------------------------------------------------------------

(4)  SOURCE OF FUNDS                                          WC
----------------------------------------------------------------

(5)  CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                    [   ]
----------------------------------------------------------------

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
----------------------------------------------------------------
NUMBER OF SHARES

   BENEFICIALLY          (7)  SOLE VOTING POWER
                              206,756,794
----------------------------------------------------------------
 OWNED BY EACH           (8)  SHARED VOTING POWER
                              0
----------------------------------------------------------------
REPORTING PERSON         (9)  SOLE DISPOSITIVE POWER
                              206,756,794
----------------------------------------------------------------
      WITH:             (10)  SHARED DISPOSITIVE POWER
                              0
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     206,756,794
----------------------------------------------------------------
(12) Check if the Aggregate Amount in                      [   ]
     Row (11) Excludes Certain Shares*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.7%
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     CO
----------------------------------------------------------------

CUSIP NO. 584913107                   13D             Page 4 of 8


                          Schedule 13D
                          ------------

This Statement on Schedule 13D ("Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Meditech Pharmaceuticals, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10105 E. Via Linda, #103, PMB-382, Scottsdale, AZ 85258.

Item 1    Security and Issuer
          -------------------

     Security:      Common Stock, $0.001 par value.
     Issuer:        Meditech Pharmaceuticals, Inc.
                    10105 E. Via Linda, #103, PMB-382
                    Scottsdale, AZ 85258

Item 2    Identity and Background
          -----------------------

(a) This Statement is jointly filed by Petro-Med, Inc., a Nevada corporation ("Petro-Med"), and Gerald N. Kern, a resident of the State of Arizona ("Kern," and collectively with Petro-Med, the "Reporting Persons"). Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons as a result of their respective relationship with and control over Petro-Med (collectively, the "Controlling Persons"):
     Harry Hall ("Hall") and Jerry Tennant ("Tennant"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

(b)  REPORTING PERSONS.

     PETRO-MED.  Petro-Med's business address is 10105 E. Via
Linda, #103, PMB-382, Scottsdale, AZ 85258.

     KERN.  Kern's address is 10105 E. Via Linda, #103, PMB-382,
Scottsdale, AZ 85258.

     CONTROLLING PERSONS. Each Controlling Person's business address is 10105 E. Via Linda, #103, PMB-382, Scottsdale, AZ
85258.

(c)  REPORTING PERSONS.

     PETRO-MED. Petro-Med is a Nevada corporation which serves as a holding company of the Issuer's common stock. Kern, Hall and Tennant are the sole members of Petro-Med's Board of Directors. Kern is the President and Chief Executive Officer of
Petro-Med.

     KERN. Kern is a resident of the State of Arizona. Kern's principal business is as a business executive.

CUSIP NO. 584913107                   13D             Page 5 of 8


     CONTROLLING PERSONS.

     HALL. Hall is a resident of the State of California. Hall is presently a member of the Board of Directors of Petro-Med.
Hall's principal occupation is as a business executive.

     TENNANT.  Tennant is a resident of the State of California.
Tennant is presently a member of the Board of Directors of Petro-
Med.  Tennant's principal occupation is as a business executive.

(d) During the last five years, no Item 2 Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Item 2 Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such Item 2 Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Petro-Med is incorporated in the State of Nevada. Each of Hall and Tennant are citizens of the United States.

Item 3    Source and Amount of Funds
          --------------------------

     PETRO-MED. On October 22, 2004, the Issuer issued 180,500,000 shares of common stock to Petro-Med in exchange for the cancellation of $3,610,000 principal amount of cash advances to the Issuer that were due on demand and $899,396 of accrued interest. The exchange rate was $0.02 per share of common stock, which was a 33-1/3% premium over the trading price of the common stock on the over-the-counter Bulletin Board on October 21, 2004, when the transaction was agreed to in principle. The cash advances made by Petro-Med to the Issuer were funded through Petro-Med's working capital account.

Item 4    Purpose of Transaction
          ----------------------

(a) PETRO-MED. Petro-Med acquired the shares reported in this Statement for investment purposes. Petro-Med intends to periodically review its investment in the Issuer and, based on a number of factors, including the evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, Petro-Med may acquire additional securities of the Issuer or dispose of the shares of common stock reported in this Statement through open market or privately negotiated transactions.

Petro-Med does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP NO. 584913107                   13D             Page 6 of 8


(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)  any action similar to any of those enumerated above.

(b) KERN. Kern acquired the shares reported in this Statement for investment purposes. Kern intends to periodically review its investment in the Issuer and, based on a number of factors, including the evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, Kern may acquire additional securities of the Issuer or dispose of the shares of common stock reported in this Statement through open market or privately negotiated transactions.

Kern does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO. 584913107                   13D             Page 7 of 8


(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)  any action similar to any of those enumerated above.

Item 5    Interest in Securities of the Issuer
          ------------------------------------

(a) (i) PETRO-MED. As of the date of this Statement, Petro-Med is the beneficial owner of 206,756,794 shares of common stock of the Issuer. Based upon a total of 352,175,487 shares outstanding as reported on the Issuer's 10-KSB filed on August 30, 2004, the shares which Petro-Med is the beneficial owner of represent 58.7% of the outstanding shares.

     By virtue of their relationship with Petro-Med, each of the Controlling Persons may be deemed, under Rule 13d-3 of the Securities Exchange Act of 1934 (the "1934 Act"), to beneficially own the 206,756,794 shares of Common Stock of the Issuer owned by Petro-Med. Each Controlling Person disclaims any beneficial ownership in the shares of Common Stock of the Issuer which Petro-Med owns.

     (ii) KERN. As of the date of this Statement, Kern is the beneficial owner of 238,816,794 shares of common stock of the Issuer. The 238,816,794 shares held by Kern include
(a) 6,510,000 held of record, (b) 206,756,794 shares owned by Petro-Med, and (c) 25,550,000 shares issuable upon exercise of outstanding stock options. The 238,816,794 shares held by Kern do not include a total of 25,210,000 shares beneficially owned by his wife and adult children, as to which Kern disclaims beneficial ownership. The shares which Kern is deemed to beneficially own represent 63.2% of the Issuer's issued and outstanding shares of common stock.


(b) (i) PETRO-MED. Petro-Med has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 206,756,794 shares of the Issuer. By virtue of their relationship with Petro-Med, each of the Controlling Persons may be deemed, under Rule 13d-3 of the 1934 Act, to beneficially own the 206,756,794 shares of Common Stock of the Issuer owned by Petro-Med. No Controlling Persons presently hold any shares of Common Stock of the Issuer, and each disclaims beneficial ownership of the 206,756,794 shares of Common Stock of the Issuer owned by Petro-Med.

     (ii) KERN. Kern has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 32,060,000 shares of the Issuer. Kern has the shared power to vote, or direct the vote of, and to dispose, or direct the disposition of 238,816,794 shares of the Issuer through Petro-Med's ownership of such shares.

CUSIP NO. 584913107                   13D             Page 8 of 8



(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
          --------------------------------------------------------

(a) Employee Stock Option Agreements between the Issuer and Kern with respect to 25,550,000 shares of the Issuer.

Item 7    Material to be filed as Exhibits
          --------------------------------

(a) Joint Filing Agreement between Petro-Med and Kern filed herewith as Exhibit A.

(b) The Debt Exchange Agreement dated as of October 24, 2004 filed as Exhibit 9.01 to the Issuer's Current Report on Form
     8-K on October 22, 2004 is hereby incorporated herein by reference.

                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certify that the information set forth in this statement is true, complete and correct.




Date:  November 1, 2004          Petro Med, Inc.

                                 By:  /s/  GERALD N. KERN
                                    ------------------------------
                                 Gerald N. Kern, Chief Executive
                                 Officer


                                   /s/  GERALD N. KERN
                                 --------------------------------
                                 Gerald N. Kern

                            EXHIBIT A
                            ---------

                     Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on
Schedule 13D with respect to the Common Stock of Meditech Pharmaceuticals, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing or filings. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of this 1st day of November, 2004.



Petro Med, Inc.

By: /s/ GERALD N. KERN
------------------------------
Gerald N. Kern, Chief Executive
Officer


/s/ GERALD N. KERN
-------------------------------
Gerald N. Kern